SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                 SKYEPHARMA TO PRESENT AT 2007 UBS GLOBAL
                 GENERIC & SPECIALTY PHARMACEUTICALS CONFERENCE

LONDON, UK, MAY 1, 2007-- SkyePharma PLC (LSE: SKP; NASDAQ: SKYE) today announces that the Company's Chief Executive Officer, Frank Condella, will make a presentation at 2007 UBS Global Generic & Specialty Pharmaceuticals Conference
in  New York, USA. Mr Condella will deliver his presentation on Tuesday 8 May
2007 at 4.30 p.m. (GMT). Investors may access a live webcast of the presentation at www.skyepharma.com under the Investor Relations tab. The presentation will be archived for 3 months.

For further information please contact:

SkyePharma PLC
+44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director

Financial Dynamics
+44 207 7831 3113
David Yates
Deborah Scott

The Trout Group
+ 1 617 583 1308
Seth Lewis

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Company has ten approved products in the areas of oral, inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies. For more information, visit
www.skyepharma.com.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   May 01, 2007